May 14, 2026

Caifen Yan
Chief Executive Officer
One & one Green Technologies. INC
1st Diliman
San Rafael Bulacan, Philippines, 3008

        Re: One & one Green Technologies. INC
            Draft Registration Statement on Form F-1
            Submitted May 6, 2026
            CIK No. 0002034723
Dear Caifen Yan:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:    Yarona L. Yieh